Exhibit 99.1

NORFOLK COMMERCE SPE, LLC

* * * * *

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NORFOLK COMMERCE SPE, LLC AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 TABLE OF CONTENTS
Page(s)
Independent Auditor’s report	1-2

Financial Statements Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Members' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-11

INDEPENDENT AUDITOR’S REPORT

To Norfolk Commerce SPE, LLC:

Opinion

We have audited the financial statements of Norfolk Commerce SPE, LLC (the “Company”), which comprise the statements of financial condition as of December 31, 2024 and 2023, and the related statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in its members’ equity and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

April 30, 2025

NORFOLK COMMERCE SPE, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2024 AND DECEMBER 31, 2023

A S S E T S

	2024	2023
Real estate property:
Land	$5,235,000	$5,235,000
Building and improvements	26,791,906	26,791,906
Tenant improvements	858,297	-
Equipment	2,881,644	2,881,644
Total real estate property	35,766,847	34,908,550

Less: accumulated depreciation and amortization	(3,918,402)	(2,436,637)

Net real estate property	31,848,445	32,471,913

Cash and cash equivalents	1,269,477	1,181,905
Restricted cash	58,402	687,946
Accounts receivable - tenants	48,598	77,140
Prepaid expenses and other assets	30,781	38,048
Deferred rent	234,109	118,749

Total assets	$33,489,812	$34,575,701

LIABILITIES AND MEMBERS' EQUITY

Liabilities:
Mortgage payable, net of debt issuance costs of $155,620 and $223,527, respectively	$22,756,380	$22,688,473
Accounts payable and accrued expenses	140,583	125,148
Security deposits - tenants	179,110	174,761
Deferred revenue	102,235	65,313
Due to related party	1,500	1,500

Total liabilities	23,179,808	23,055,195

Commitments and contingencies (Note 8)

Members' equity	10,310,004	11,520,506

Total liabilities and members' equity	$33,489,812	$34,575,701

The accompanying notes are an integral part of these financial statements.

NORFOLK COMMERCE SPE, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Revenue:
Rental income	$3,252,483	$3,822,153

Total revenue	3,252,483	3,822,153

Expenses:
Operating expenses	651,319	701,295
General and administrative expenses	696,434	746,073
Property taxes	415,297	374,156
Depreciation and amortization	1,481,765	1,423,054

Total operating expenses	3,244,815	3,244,578

Operating income	7,668	577,575

Other income (expenses):
Interest income	35,315	31,602
Interest and debt expenses	(941,427)	(939,040)

Loss before income taxes	(898,444)	(329,863)

Income taxes	-	-

Net loss	$(898,444)	$(329,863)

The accompanying notes are an integral part of these financial statements.

NORFOLK COMMERCE SPE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Managing Member	Members	Total
Members' equity, January 1, 2023	$1,331,977	$11,987,791	$13,319,768
Capital contributions	-	-	-
Capital distributions	(146,940)	(1,322,459)	(1,469,399)
Net loss	(32,986)	(296,877)	(329,863)

Members' equity, December 31, 2023	$1,152,051	$10,368,455	$11,520,506
Capital contributions	-	-	-
Capital distributions	(31,206)	(280,852)	(312,058)
Net loss	(89,844)	(808,600)	(898,444)

Members' equity, December 31, 2024	$1,031,001	$9,279,003	$10,310,004

The accompanying notes are an integral part of these financial statements.

NORFOLK COMMERCE SPE, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash flows from operating activities:
Net loss	$(898,444)	$(329,863)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,481,765	1,423,054
Amortization of debt issuance costs Changes in assets and liabilities:	67,907	67,907
Accounts receivable - tenants	28,542	54,575
Prepaid expenses	7,267	6,795
Deferred rent	(115,360)	(56,645)
Accounts payable and accrued expenses	15,435	12,149
Security deposits - tenants	4,349	11,898
Deferred revenue	36,922	(71,651)

Net cash provided by operating activities	628,383	1,118,219

Cash flows from investing activities:
Purchase of fixed assets	(858,297)	-

Net cash used in investing activities	(858,297)	-

Cash flows from financing activities:
Capital distributions	(312,058)	(1,469,399)

Net cash used in financing activities	(312,058)	(1,469,399)

Net decrease in cash, cash equivalents and restricted cash	(541,972)	(351,180)

Cash, cash equivalents and restricted cash, beginning of year	1,869,851	2,221,031

Cash, cash equivalents and restricted cash, end of year	$1,327,879	$1,869,851

Cash, cash equivalents and restricted cash reported in the statements of financial condition:
Cash and cash equivalents	$1,269,477	$1,181,905
Restricted cash	58,402	687,946
Total cash, cash equivalents and restricted cash reported in the statements of cash flows	$1,327,879	$1,869,851

Supplemental information:
Cash paid for interest	$873,520	$871,133

The accompanying notes are an integral part of these financial statements.

NORFOLK COMMERCE SPE, LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1)	ORGANIZATION AND NATURE OF BUSINESS:

Norfolk Commerce SPE LLC (the Company) was formed as a limited liability company in Delaware on March 9, 2022. Shortly after, on April 14, 2022, the Company acquired three commercial buildings (the Properties) in Norfolk, Virginia, through three wholly owned subsidiaries. The Properties were constructed between 1983 and 1990 and provide a total of 262,000 square feet: 203,000 square feet dedicated to office space and 59,000 square feet for warehouse use. The Company is aiming to lease out a significant portion of the currently unoccupied space within the Properties. The Properties are managed by Heritage Capital Management LLC, an affiliated management company (Note 6).

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a)            Basis of Presentation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b)            Cash and Cash Equivalents - The Company considers all highly liquid, short- term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

c)            Accounts Receivable - Tenants - On January 1, 2023, the Company adopted Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. ASC 326 requires an entity to provide an estimate of credit losses for the remaining life of a financial asset using historical data, current conditions, and reasonable supportable forecasts. It generally applies to financial assets measured at amortized cost, including trade receivables. Such assets are presented at the net amount expected to be collected by using an allowance for credit losses.

Management considers the following factors when determining the collectability of customer accounts: customer creditworthiness, transaction history, industry trends, and changes in payment terms. Balances due over 90 days and other high-risk amounts are reviewed for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be made. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances remaining after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

The Company adopted ASC 326 using the prospective transition approach. There was no material impact on the Company’s results of operations or financial condition upon adoption of the new Standard.

d)            Revenue Recognition - Rental revenue includes base rents as well as certain tenant reimbursements (such as property taxes and maintenance costs). In accordance with ASC 842, Leases, base rental revenue is recognized on a straight-line basis over lease terms (Note 7). Reimbursement revenue is earned in the same period as the expenses are incurred. Advanced rent is classified as deferred revenue on the statement of financial condition, until it is earned over the lease term.

e)            Depreciation - Land, building and building improvements, and equipment (Rental Properties) are carried at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major additions and improvements are capitalized. Depreciation is computed on the straight-line method at rates adequate to allocate the cost of the assets over their expected useful lives, which ranges from 5 to 39 years. Tenant improvements are amortized over the shorter of the lease term or their expected useful life.

f)             Impairment of Rental Properties - In accordance with ASC 360, Impairment or Disposal of Long-Lived Assets, rental properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the rental property’s carrying amount over its undiscounted cash flows and the terminal value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses. Based on such assessment, no impairments of the Properties were identified for the years ended December 31, 2024 and 2023.

g)            Debt Issuance Costs - Debt issuance costs related to the mortgage payable consists of fees and direct costs incurred in obtaining such financing. These costs are presented as a reduction of mortgage payable liability and are amortized over the term of the loan agreement (Note 5). The annual amortization of $67,907 is presented as a component of interest and debt expenses.

h)            Income Taxes - The Company operates as a limited liability company and is taxed as a partnership. As such, the Company is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for federal and state income taxes. The Company files information returns as required with the Internal Revenue Service and other taxing authorities. The Company files federal and state partnership tax returns which generally remain open to examination by federal taxing authorities for a period of three years.

The Company follows the guidance in ASC 740, Income Taxes which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its income tax returns. Management believes that it has appropriate support for the positions taken on the Company’s tax returns.

3)	RESTRICTED CASH:

Restricted cash includes utility and escrow deposits. Per the mortgage agreement (Note 5), an escrow account held by the lender collects funds for property taxes, insurance, and various reserves (replacement, repairs, interest).

4)	CONCENTRATIONS OF RISK:

The Company maintains its cash balances at various financial institutions. At December 31, 2024 and 2023, the balances were in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

5)	MORTGAGE PAYABLE:

On April 14, 2022, The Company obtained a $22,912,000 mortgage from Eagle Bank to purchase the Properties. The mortgage is interest-only with the principal due at maturity. The loan is secured by the Properties and matures on April 14, 2027. The interest rate is fixed at 3.75% until April 14, 2025. Subsequently, it will become variable, based on the Month Term Secured Overnight Financing (SOFR) rate plus a 3.5% margin. Interest expense for the years ended December 31, 2024 and 2023 were $873,520 and $871,133. The Company is in compliance with all the covenants.

6)	RELATED PARTY TRANSACTIONS:

The Company has entered the following transactions with related parties for the years ended December 31, 2024 and 2023:

	Related party	Nature of relationship	Description of service	Computation mechanism	2024 Amount	2023 Amount
1	Heritage Norfolk, LLC	Managing member	Asset Management fee is included in General and Administrative expenses	1% of rental receipts of the property	$30,864	$38,841
2	Heritage Capital Management LLC	Affiliate/ Property Manager	Property Management fee is included in General and Administrative expenses	3% of rental receipts of the property	$95,474	$112,413

7)	LEASE AGREEMENTS:

As of December 31, 2024, the Company held 22 non-cancelable operating leases, which expire on various dates from March 2025 through September 2033, and provide for monthly payments plus reimbursements of certain operating costs.

In accordance with ASC 842, Leases, total expected rental income is recognized over the lease terms on a straight-line basis. At December 31, 2024 and 2023, the deferred rent asset of $234,109 and $118,749, respectively, represent the excess of recognized rental income over actual rent collected.

The following is a summary of minimum future base rentals under the non-cancellable operating leases as of December 31, 2024:

Year Ending December 31,	Amount
2025	$2,855,346
2026	2,126,286
2027	1,578,238
2028	1,575,285
2029	1,227,815
Thereafter	2,127,765
Total	$11,490,735

The following is a summary of minimum future base rentals under the non-cancellable operating leases as of December 31, 2023:

Year Ending December 31,	Amount
2024	$2,633,412
2025	2,177,570
2026	1,492,670
2027	1,124,788
2028	1,116,994
Thereafter	2,883,258
Total	$11,428,692

The preceding minimum future rentals do not include other charges for reimbursement of operating costs.

8)	COMMITMENTS AND CONTINGENCIES:

The Company has commercial general liability coverage on the Properties, with limits of liability customary within the industry. The Company believes the coverage is adequate given the relative risk of loss and the cost of the coverage.

9)	MEMBERS’ EQUITY:

Capital Contribution and Withdrawals - Each member of the Company has contributed capital to the Company and thereafter may make additional capital contributions to the Company in accordance with the terms of the Limited Liability Agreement. Without limitation, no member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such member’s capital account. No member shall be entitled to withdraw from the Company.

Profit and Loss Sharing - At least quarterly, or otherwise at such other times as the Manager determines with Yieldstreet’s approval, all available cash shall be distributed to the members in accordance with the limited liability company agreement. Allocations of profits or losses are allocated among the members in a manner such that the capital account of each member, immediately after making such allocation, is, as nearly as possible, equal to the distributions that would be made to such member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their gross asset value, all company liabilities were satisfied (limited with respect to each nonrecourse liability to the adjusted gross asset value of the asset securing such liability), and the net assets of the company were distributed to the members immediately after making such allocation; provided, however, that in calculating such target capital account amounts there shall be added back to each member’s capital account its share of partnership minimum gain, if any, and partner nonrecourse debt minimum gain, if any.

10)	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through April 30, 2025, the date these financial statements were available to be issued and has determined that there are no subsequent events.